EXHIBIT 7.01

AGREEMENT OF JOINT FILING

The parties listed below agree that the Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 29, 2013

Chris Shuning Chen

By:	/s/ Chris Shuning Chen

Tiak Koon Loh

By:	/s/ Tiak Koon Loh

David Lifeng Chen

By:	/s/ David Lifeng Chen

Sidney Xuande Huang

By:	/s/ Sidney Xuande Huang

Jun Su

By:	/s/ Jun Su

He Jin

By:	/s/ He Jin

Chu Tzer Liu

By:	/s/ Chu Tzer Liu

Jian Wu

By:	/s/ Jian Wu

Junbo Liu

By:	/s/ Junbo Liu

Jinsong Li

By:	/s/ Jinsong Li
Minggang Feng

By:	/s/ Minggang Feng